77C: Submission of Matters to a Vote of Security Holders

A Special Meeting of members of the City National Rochdale Alternative Total Return
Fund LLC (the "Fund") was held on May 30, 2014 to consider a proposal to approve an
Agreement and Plan of Reorganization providing for the sale of all of the assets of the
Fund to, and the assumption of all of the liabilities of the Fund by, the City National
Rochdale Fixed Income Opportunities Fund ("The Fixed Income Fund"), a series of City
National Rochdale Funds, in exchange for shares of the Fixed Income Fund, which would be distributed pro rata by the Fund to the holders of its shares in complete liquidation of the
Fund.

With respect to the proposal, the results of the vote are as follows;

For: $45,615,087.30
Against: $0
Abstain: $0